

FY19 INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

HALF YEAR ACHIEVEMENTS

- Improved safety performance – best ever, quarterly lost time injury frequency rate of 4.84 achieved by the South African operations in the December 2018 quarter
- 7% increase in underground recovered grade to 5.65g/t
- 34% increase in production – boosted by full six months of Moab Khotsong and Hidden Valley
- R1.1 billion (US$81 million) operational free cash flow generated by operations (more than 100% increase)
- Net debt reduced by R333 million (US$39 million) to R4.6 billion (US$317 million)
- Wafi-Golpu memorandum of understanding agreement signed – key to progressing the grant of the special mining lease

OPERATING RESULTS

		Six months ended December 2018	Six months ended December 2017	Variance %	Six months ended June 2018	Variance* %
Gold produced	kg	23 359	17 418	34	20 775	12
	oz	751 008	560 003	34	667 931	12
Underground grade	g/t	5.65	5.26	7	5.69	(1)
Gold price received	R/kg	572 898	580 672	(1)	561 689	2
	US$/oz	1 258	1 348	(7)	1 418	(11)
Cash operating costs	R/kg	429 860	419 440	(2)	422 880	(2)
	US$/oz	944	974	3	1 068	12
Total costs and capital[1]	R/kg	525 674	494 369	(6)	503 178	(4)
	US$/oz	1 154	1 148	(1)	1 270	9
All-in sustaining costs[2]	R/kg	528 265	500 248	(6)	516 865	(2)
	US$/oz	1 160	1 161	–	1 307	11
Production profit	R million	3 385	2 712	25	2 644	28
	US$ million	239	203	18	214	12
Exchange rate	R/US$	14.17	13.40	6	12.30	15

* December 2018 six months and June 2018 six months comparison
[1] Excludes investment capital for Hidden Valley
[2] Excludes share-based payment charge

FINANCIAL RESULTS

		Six months ended December 2018	Six months ended December 2017	Variance %
Basic earnings per share	SA cents	15	203	(93)
	US cents	1	15	(93)
Headline earnings	R million	73	990	(93)
	US$ million	5	74	(93)
Headline earnings per share	SA cents	14	224	(94)
	US cents	1	17	(94)

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, Financial Report, Mineral Reserves and Resource Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2018 is available on our website (www.harmony.co.za/invest)

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2018	532 281 170
Issued ordinary share capital at 30 June 2018	500 251 751
Issued ordinary share capital at 31 December 2017	444 724 878
MARKET CAPITALISATION	
At 31 December 2018 (ZARm)	13 413
At 31 December 2018 (US$m)	932
At 30 June 2018 (ZARm)	10 615
At 30 June 2018 (US$m)	774
At 31 December 2017 (ZARm)	10 627
At 31 December 2017 (US$m)	858
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 January 2018 – 31 December 2018) for ordinary shares	R31.50
12-month low (1 January 2018 – 31 December 2018) for ordinary shares	R19.00
12-month high (1 January 2018 – 31 December 2018) for ADRs	US$2.53
12-month low (1 January 2018 – 31 December 2018) for ADRs	US$1.43
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for six months (1 July 2018 – 31 December 2018 closing prices)	R20.63 – R31.27
Average daily volume for the six months (1 July 2018 – 31 December 2018)	1 765 694
Range for previous six months (1 January 2018 – 30 June 2018 closing prices)	R19.24 – R28.80
Average daily volume for the previous six months (1 January 2018 – 30 June 2018)	1 799 874
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for six months (1 July 2018 – 31 December 2018 closing prices)	U$1.44 – US$2.12
Average daily volume for the six months (1 July 2018 – 31 December 2018)	3 071 356
Range for previous six months (1 January 2018 – 30 June 2018 closing prices)	US$1.52 – US$2.50
Average daily volume for the previous six months (1 January 2018 – 30 June 2018)	5 016 078
Investors' calendar	
H2 FY19 live presentation from Johannesburg	20 August 2019
Annual General Meeting	22 November 2019

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
M Msimang*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, KT Nondumo*^
VP Pillay*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
** Non-executive*
*** Executive*
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Mobile: +27 82 759 1775
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 6020
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free (within US): +1-886-249-2593
Int: +1-718-921-8124
Fax: +1-718-921-8334
**ADR: American Depositary Receipts*

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; changes in government regulation and the political environment, particularly tax, mining rights, environmental regulation and business ownership including any interpretation thereof; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group's insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under "Risk Factors" should not be construed as exhaustive.

CONTENTS

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 23 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:
Randfontein Office park
Corner of Main Reef Road and Ward Avenue
Randfontein
South Africa

Postal address:
PO Box 2
Randfontein
1760
South Africa

Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 30 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:
Level 2
189 Coronation Drive
Milton, Queensland 4064
Australia

Postal address:
PO Box 1562
Milton, Queensland
4064
Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

The inclusion of Moab Khotsong and Hidden Valley in our asset portfolio has boosted Harmony's production and cash flow in the first half of the 2019 financial year (FY19), demonstrating the quality of these assets in line with our investment strategy.

We remain committed to our strategy of producing safe, profitable ounces and increasing our margins to ensure our operations benefit from the positive sentiment in the gold market.

SAFETY

Sadly, the South African operations had four fatalities. The employees who lost their lives were Michael Plaatjies (team leader at Kusasalethu), Tsepo Libate (scraper winch operator at Tshepong), Tsietsi Manoto (artisan at Kusasalethu) and Mvuyisi Mayekiso (locomotive operator at Moab Khotsong). Our heartfelt condolences go to their families, friends and colleagues.

Harmony's risk management approach enables our people to understand and appropriately manage hazards, risks and controls. Critical control management, positive safety behaviour reinforcement and pro-active risk management are key components of our safety approach.

The group achieved a notable improvement in its safety performance measure of the lost time injury frequency rate (LTIFR) of 5.52 (per 1 million hours) (12% improvement compared to 6.26 in the previous comparative period).

As part of the Minerals Council of South Africa's campaign to recommit to the shared goal of zero harm, safety days were held at each South African operation during October 2018. This successful industry initiative reinforced Harmony's approach to safe behaviour and the rights and responsibilities that all employees have in ensuring a safe workplace.

OPERATIONAL RESULTS – H1FY18 TO H1FY19

Gold production for the group for the six months ended 31 December 2018 increased by 5 941kg (34%) to 23 359kg (751 008oz), compared to 17 418kg (560 003oz) for the six months ended 31 December 2017. Gold production in the first half of FY19 was significantly boosted by the acquisition of Moab Khotsong (effective 1 March 2018 in FY18) and Hidden Valley (which achieved commercial levels of production in June 2018).

The performance from our operations is summarised below:

- *Moab Khotsong:* the first full six month inclusion of Moab Khotsong in our portfolio resulted in gold production of 4 418kg (142 042oz), achieving a recovered grade of 8.30g/t. Safety enhancements in the middle mine during the first half of FY19 resulted in lower production from this section. The planned upgrade to split reef and waste to the plant will improve future grade recoveries;

- *Hidden Valley:* safety, good operational momentum and disciplined cost management contributed to Hidden Valley achieving gold production of 3 111kg (100 021oz) and generating operational free cash flow of R196 million (US$14 million) (at a margin of 11%). The mine is on track to achieve production guidance of 200 000oz. Stripping of the cutbacks will continue for the next two and a half years to deliver an average life of mine all-in sustaining cost of below US$950/oz;

- *Kusasalethu:* gold production increased by 8%, as a result of a 10% increase in tonnes milled to 358 000t, offsetting the 2% decrease in recovered grade to 6.74g/t. The operation has achieved operational free cash flow for the fifth consecutive six month period;

- *Doornkop:* achieved 3.75 million fatality free shifts in December 2018 (achievement of more than 4 years). Gold production increased by 7% to 1 766kg (56 778oz), as a result of a 12% increase in tonnes milled offsetting the 4% decrease in recovered grade 4.54g/t;

- *Unisel:* the operation was successfully restructured in the second half of FY18 where mining is focused on targeted high grade areas of the shaft pillar. Operational free cash flow increased by 197% to R77 million (183% to US$5 million) as a result of the 61% increase in recovered grade to 5.12g/t. Gold production decreased by 7% to 665kg (21 380oz);

- *Waste rock dumps:* gold production increased by 80%, as a result of a 116% increase in tonnes milled to 2.2 Mt. Higher production is mainly due to the treatment of Moab Khotsong rock dumps (not included in Harmony's portfolio in the comparative six month period) and increased production from processing of the Doornkop waste rock dumps which only commenced in November 2017;

- *Central plant reclamation:* gold production increased by 16% to 283kg (9 098oz), due to a 14% increase in grade recovered to 0.146g/t and 2% increase in tonnes processed to 1 936 000t;

- *Kalgold:* gold production increased by 4% to 630kg (20 255oz), due to a 7% increase in tonnes milled, offsetting the 4% decrease in grade recovered;

- *Phoenix (tailings retreatment):* gold production increased by 2% to 393kg (12 635oz), due to a 3% increase in tonnes processed to 3 151 000t;

- *Target 1:* gold production decreased by 4%, due to a 16% decrease in tonnes milled, offsetting the 14% increase in recovered grade to 4.81g/t;

- *Tshepong operations:* gold production decreased by 17%, due to a 11% decrease in recovered grade to 5.04g/t and a 7% decrease in tonnes milled. The performance and the momentum of the Tshepong Operations have been impacted by a lack of flexibility due to a reduction in the availability of stoping panels to mine, safety related stoppages and measures taken to deal with the spate of illegal mining incidents. The management team are working on improving the performance of the mine, focusing on speeding up development and improving overall mining and grade discipline;

- *Joel:* In line with Joel's operational plan, gold production decreased by 18%, as a result of a 9% decrease in recovered grade to 3.28g/t, and a 10% decrease in tonnes milled. The Joel decline project is nearing completion and development in the footwall areas is continuing. Grades are expected to improve towards the end of FY19;

- *Masimong:* gold production decreased by 23% to 1 152kg (37 038oz), mainly due to the 19% decrease in recovered grade to 3.69g/t as mining of the higher grade B reef was impacted by an underground fire. Tonnes milled decreased by 5%.

The December six month period for our South African operations is seasonally impacted by two months of higher winter electricity tariffs and annual wage (bargaining unit) increases. The production from Moab Khotsong aided in managing unit costs. Cash operating unit costs increased by 2% to R429 860/kg in the six months ended 31 December 2018 (R419 440/kg for the six months ended 31 December 2017). In US dollar terms, cash operating unit costs were impacted by the weaker average Rand/US$ exchange rate, resulting in a decrease of 3% to US$944/oz.

All-in sustaining unit costs for the group increased by 6% to R528 265/kg in the six months ended 31 December 2018 when compared to the previous comparable period of 31 December 2017. Lower production at Tshepong, deferred stripping at Hidden Valley and increased capital development expenditure at Tshepong, Joel, Doornkop and Target 1 increased all-in sustaining unit cost for the December 2018 six months. In US dollar terms all-in sustaining unit costs remained flat at US$1 160/oz, mainly due to the weakening of the Rand against the US dollar in the six months ended 31 December 2018.

Total capital expenditure decreased by 6% to R2.24 billion (11% to US$158 million). The comparative December 2017 six month period included R1.1 billion (US$82 million) related to the Hidden Valley reinvestment.

FINANCIAL RESULTS – H1FY18 TO H1FY19

Revenue

Revenue increased by R3.9 billion or 40% (US$237 million or 32%) mainly due to the inclusion of the Moab Khotsong operations (R2.7 billion (US$190 million)) and Hidden Valley's production (R1.7 billion (US$123 million) increase) for the full six month period to 31 December 2018. The average gold price received declined by 1% to R572 898/kg from R580 672/kg in December 2017.

Forward gold sale contracts of 3 577kg (115 000oz) with an average price of R654 245/kg matured during the period.

Production costs

Production costs increased by R3.2 billion or 45% (US$200 million or 37%) during the December 2018 six months mainly due to the addition of Moab Khotsong (R1.8 billion (US$125 million)) and Hidden Valley's return to full production (R836 million (US$59 million)).

Amortisation and depreciation

Depreciation is higher in the December 2018 six months owing mainly to Hidden Valley's return to full production which contributed R896 million (US$63 million) of the increase.

Net profit

The net profit for the six months ended 31 December 2018 was R75 million (US$5 million), compared to a profit of R897 million (US$65 million) for the comparative period. Headline earnings amounted to 14 SA cents per share (1 US cents per share) compared to 224 SA cents per share (17 US cents) for the December 2017 period.

Borrowings

During November 2018, Harmony concluded a new four-year R2.0 billion term and revolving credit facility with Nedbank Limited (Nedbank) and ABSA Bank Limited, to replace the Nedbank R1 billion revolving credit facility. The debt covenants remained unchanged except for the tangible net worth to total debt covenant ratio, which shall not be less than 4.5 times to June 2019, thereafter, not less than 5 times.

Net debt decreased to R4 575 million (US$317 million) at the end of December 2018 from R4 908 million (US$356 million) at the end of June 2018.

For further details refer to note 11 on page 22.

Hedging activity

The hedging programmes realised gains from all hedging programmes of R480 million for the December 2018 period. Management continues to top-up these programmes when the market presents attractive opportunities to do so.

Refer to note 9 on page 20 for further detail.

WAFI-GOLPU UPDATE

As announced on 11 December 2018, the Wafi-Golpu Joint Venture (WGJV) signed a Memorandum of Understanding (MOU) with the Independent State of Papua New Guinea (PNG) which affirmed the parties' intent to proceed with the Wafi-Golpu Project, subject to finalisation of the permitting process and Harmony and Newcrest Mining Limited board approvals. The MOU also re-affirmed the intention of the parties to complete the permitting process and achieve the grant of a Special Mining Lease (SML) by 30 June 2019.

The WGJV is completing an approval process with the relevant PNG authorities to commence a substantial work program, including establishment of underground access for further drilling of the Golpu deposit and the construction of a bridge over the Markham River, which is an integral feature of the proposed new Northern Access road from the Highlands Highway to the mine site.

Golpu continues to be a potential game-changer for Harmony.

ORGANIC GROWTH OPPORTUNITIES

Exploration and project studies continued and R234 million (US$17 million) was spent in H1FY19. We recognise that disciplined capital allocation is essential in generating shareholder return.

Key components of our capital allocation approach include:

- Safety – safety and surface projects are prioritised. Mining rates and technical aspects of pillar mining are intensely scrutinised.

- Projects to generate high returns – project internal rates of return (IRR) to exceed 15%.

- Affordability – project cash flows and capital intensity is weighed against group and operational cash flow projections and requirements. Ounce replacement and growth are aimed at securing healthy margins.

- Project management – focused project management is crucial to enhancing project return and ensuring operational momentum. Most recently, excellent project management was fundamental to the Hidden Valley re-investment project and Central Plant Reclamation tailings plant conversion – both projects delivered safely, below budget and on schedule.

Summary of Harmony's pipeline of organic growth opportunities:

Permitting phase	Feasibility	Pre-feasibility	Concept/ exploration phase
Wafi-Golpu • Copper-gold project • PNG, mechanised block-caving	Central Plant Reclamation • Tailings expansion • SA, surface	Mispah Tailings • Tailings retreatment • SA, surface	Kalgold • Near mine brownfields exploration • SA, open pit
	Great Noligwa • High grade pillar extraction • SA, underground	Hidden Valley • Extension • PNG, open pit	Target North • Greenfields exploration • SA, underground
		Zaaiplaats • High grade mine extension • SA, underground	

An update on the various studies will be provided in the second half of FY19.

SILICOSIS CLASS ACTION UPDATE

The Gold Working Group (of which Harmony is a member) continue to focus on a comprehensive and sustainable solution for the compensation of occupational lung diseases in the mining industry.

On 13 December 2018, the High Court of South Africa (High Court) heard the Gold Mineworkers' Class Action Settlement Agreement (Settlement Agreement) signed on 3 May 2018.

A court order was granted setting out the process the Working Group should follow in which the settlement will be made a final order of the High Court.

The return date hearing for objections to a final order has been set for 29 May 2019 to 31 May 2019. Should there be no objections to the settlement, the High Court will sit on 3 April 2019.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
(CONTINUED)

Previous gold mine workers and their families are encouraged to visit www.silicosissettlement.co.za or www.harmonyreconnecting.co.za or contacting 0801 000 240 for more details.

CONCLUSION

Continuous focus on safety, production and cost management – inputs within our control – are critical to generating operational free cash flow. We have seen significant improvements at our mines in terms of safety, with the best ever LTIFR being recorded in Harmony's history. Capital allocation that supports our strategy remains a priority.

The group is on track to achieving production guidance of 1.45 million ounces. The first half performance from certain South African operations has resulted in revising our all-in sustaining unit cost guidance for FY19 to range between R520 000/kg and R530 000/kg, instead of R515 000/kg previously guided.





FINANCIAL
RESULTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2018

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

			South Africa						
			Underground production						
		Six months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
Ore milled	**– t'000**	**Dec-18**	**838**	**532**	**118**	**226**	**389**	**312**	**358**
		Dec-17	897	–	122	251	347	371	325
Yield	**– g/tonne**	**Dec-18**	**5.04**	**8.30**	**10.82**	**3.28**	**4.54**	**4.81**	**6.74**
		Dec-17	5.68	–	11.56	3.62	4.74	4.22	6.91
Gold produced	**– kg**	**Dec-18**	**4 222**	**4 418**	**1 277**	**742**	**1 766**	**1 500**	**2 414**
		Dec-17	5 093	–	1 410	908	1 646	1 564	2 245
Gold sold	**– kg**	**Dec-18**	**4 250**	**4 449**	**1 284**	**756**	**1 774**	**1 513**	**2 506**
		Dec-17	5 087	–	1 412	936	1 570	1 580	2 200
Gold price received	**– R/kg**	**Dec-18**	**580 735**	**556 383**	**581 450**	**581 413**	**583 439**	**581 461**	**579 209**
		Dec-17	581 912	–	582 493	580 839	585 845	580 493	581 545
Gold revenue	**(R'000)**	**Dec-18**	**2 468 125**	**2 475 349**	**746 582**	**439 548**	**1 035 020**	**879 751**	**1 451 499**
		Dec-17	2 960 184	–	822 480	543 665	919 777	917 179	1 279 398
Cash operating cost (net of by-product credits)*	**(R'000)**	**Dec-18**	**2 016 856**	**1 587 279**	**488 266**	**485 507**	**803 536**	**769 217**	**1 193 581**
		Dec-17	1 970 594	–	452 451	464 715	687 247	674 980	1 049 926
Inventory movement	**(R'000)**	**Dec-18**	**11 327**	**(6 367)**	**3 453**	**7 038**	**(1 884)**	**4 782**	**43 247**
		Dec-17	(348)	–	(1 038)	15 302	(33 780)	8 792	(21 736)
Operating costs	**(R'000)**	**Dec-18**	**2 028 183**	**1 580 912**	**491 719**	**492 545**	**801 652**	**773 999**	**1 236 828**
		Dec-17	1 970 246	–	451 413	480 017	653 467	683 772	1 028 190
Production profit	**(R'000)**	**Dec-18**	**439 942**	**894 437**	**254 863**	**(52 997)**	**233 368**	**105 752**	**214 671**
		Dec-17	989 938	–	371 067	63 648	266 310	233 407	251 208
Capital expenditure	**(R'000)**	**Dec-18**	**583 574**	**286 019**	**32 030**	**97 021**	**144 407**	**152 287**	**157 953**
		Dec-17	476 946	–	33 326	128 194	126 919	166 571	150 025
Cash operating costs	**– R/kg**	**Dec-18**	**477 702**	**359 275**	**382 354**	**654 322**	**455 003**	**512 811**	**494 441**
		Dec-17	386 922	–	320 887	511 801	417 526	431 573	467 673
Cash operating costs	**– R/tonne**	**Dec-18**	**2 407**	**2 984**	**4 138**	**2 148**	**2 066**	**2 465**	**3 334**
		Dec-17	2 197	–	3 709	1 851	1 981	1 819	3 231
Cash operating cost and Capital²	**– R/kg**	**Dec-18**	**615 924**	**424 015**	**407 436**	**785 078**	**536 774**	**614 336**	**559 873**
		Dec-17	480 569	–	344 523	652 983	494 633	538 076	534 499
All-in sustaining cost	**– R/kg**	**Dec-18**	**601 206**	**424 491**	**424 467**	**757 922**	**537 394**	**605 434**	**573 049**
		Dec-17	483 982	–	359 282	590 571	510 253	539 615	550 625
Operating free cash flow margin³	**%**	**Dec-18**	**(5)**	**24**	**30**	**(33)**	**8**	**(5)**	**7**
		Dec-17	17	–	41	(9)	11	8	6

¹No production for Hidden Valley was capitalised during the six months ending December 2018. Ore milled for the six month ended December 2017 includes 486 000 tonnes that was capitalised as part of the pre-stripping of stages 5 and 6. Gold produced for the six months ended December 2017 includes 397 kilograms and gold sold 248 kilograms that was capitalised.

²Excludes investment capital for Hidden Valley included in the June 2018 quarter of R1 100 million.

³Excludes run of mine costs for Kalgold (Dec-18: R-1.288 million, Dec-17: R-4.333 million) and Hidden Valley (Dec-18: R-50.59 million, Dec-17: R10.016 million) as well as Hidden Valley's investment capital as per note 2.

**Reconciliation of revenue and production cost to the Income Statement is performed in reconciliation of segment information note in the financial statements.:*

| | Masimong | Unisel | Total Under-ground | Surface production | | | | | Total South Africa | Hidden Valley[1] | Total Harmony |
				Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
	312	**130**	**3 215**	**3 151**	**1 936**	**2 222**	**827**	**8 136**	**11 351**	**2 037**	**13 388**
	330	225	2 868	3 073	1 900	1 030	770	6 773	9 641	723	10 364
	3.69	**5.12**	**5.65**	**0.125**	**0.146**	**0.354**	**0.76**	**0.26**	**1.78**	**1.53**	**1.74**
	4.56	3.18	5.26	0.125	0.128	0.423	0.79	0.25	1.74	1.12	1.72
	1 152	**665**	**18 156**	**393**	**283**	**786**	**630**	**2 092**	**20 248**	**3 111**	**23 359**
	1 504	715	15 085	384	243	436	608	1 671	16 756	662	17 418
	1 157	**672**	**18 361**	**387**	**286**	**772**	**647**	**2 092**	**20 453**	**3 062**	**23 515**
	1 502	715	15 002	388	247	437	572	1 644	16 646	551	17 197
	581 584	**580 263**	**575 061**	**560 845**	**582 175**	**574 679**	**582 329**	**575 511**	**575 107**	**558 142**	**572 898**
	580 936	580 827	581 958	550 634	583 619	579 410	586 521	575 725	581 343	543 805	580 672
	672 893	**389 937**	**10 558 704**	**217 047**	**166 502**	**443 652**	**376 767**	**1 203 968**	**11 762 672**	**1 709 032**	**13 471 704**
	872 566	415 291	8 730 540	213 646	144 154	253 202	335 490	946 492	9 677 032	164 773	9 841 805
	621 814	**291 049**	**8 257 105**	**174 677**	**115 754**	**354 949**	**346 315**	**991 695**	**9 248 800**	**792 289**	**10 041 089**
	591 135	437 507	6 328 555	163 428	93 354	174 170	275 605	706 557	7 035 112	104 184	7 139 296
	3 071	**(1 516)**	**63 151**	**(2 881)**	**1 889**	**(6 434)**	**6 670**	**(756)**	**62 395**	**(16 467)**	**45 928**
	234	(272)	(32 846)	1 171	3 024	122	(18 195)	(13 878)	(46 724)	37 694	(9 030)
	624 885	**289 533**	**8 320 256**	**171 796**	**117 643**	**348 515**	**352 985**	**990 939**	**9 311 195**	**775 822**	**10 087 017**
	591 369	437 235	6 295 709	164 599	96 378	174 292	257 410	692 679	6 988 388	141 878	7 130 266
	48 008	**100 404**	**2 238 448**	**45 251**	**48 859**	**95 137**	**23 782**	**213 029**	**2 451 477**	**933 210**	**3 384 687**
	281 197	(21 944)	2 434 831	49 047	47 776	78 910	78 080	253 813	2 688 644	22 895	2 711 539
	54 052	**22 388**	**1 529 731**	**1 667**	**2 622**	**5 334**	**28 265**	**37 888**	**1 567 619**	**670 515**	**2 238 134**
	62 563	56 984	1 201 528	1 000	7 672	–	57 040	65 712	1 267 240	1 107 987	2 375 227
	539 769	**437 668**	**454 787**	**444 471**	**409 025**	**451 589**	**549 706**	**474 042**	**456 776**	**254 673**	**429 860**
	393 042	611 898	419 526	425 594	384 173	399 472	453 298	422 835	419 856	393 147	419 440
	1 993	**2 239**	**2 568**	**55**	**60**	**160**	**419**	**122**	**815**	**389**	**750**
	1 791	1 944	2 207	53	49	169	358	104	730	440	723
	586 689	**471 334**	**539 041**	**448 712**	**418 290**	**458 375**	**594 571**	**492 152**	**534 197**	**470 204**	**525 674**
	434 640	691 596	499 177	428 198	415 745	399 472	547 113	462 160	495 485	423 804	494 369
	602 209	**478 444**	**538 390**	**448 225**	**417 000**	**458 354**	**606 924**	**496 775**	**533 241**	**495 022**	**528 265**
	450 373	691 636	503 809	426 802	405 814	398 838	565 847	464 593	499 900	519 338	500 248
	–	**20**	**7**	**19**	**29**	**19**	**–**	**14**	**8**	**11**	**8**
	25	(19)	14	23	30	31	–	18	14	(89)	12

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

| | | | | | | | South Africa | | | |
| | | | | | | | Underground production | | | |
		Six months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	
Ore milled	– t'000	Dec-18	924	586	130	249	429	345	394	
		Dec-17	990	–	134	277	383	409	358	
Yield	– oz/ton	Dec-18	0.147	0.242	0.316	0.096	0.132	0.140	0.197	
		Dec-17	0.165	–	0.338	0.105	0.138	0.123	0.202	
Gold produced	– oz	Dec-18	135 741	142 042	41 057	23 855	56 778	48 226	77 612	
		Dec-17	163 745	–	45 333	29 193	52 920	50 284	72 178	
Gold sold	– oz	Dec-18	136 641	143 039	41 281	24 306	57 035	48 644	80 569	
		Dec-17	163 550	–	45 397	30 093	50 476	50 798	70 732	
Gold price received	– $/oz	Dec-18	1 275	1 221	1 276	1 276	1 281	1 276	1 272	
		Dec-17	1 351	–	1 352	1 349	1 360	1 348	1 350	
Gold revenue	($'000)	Dec-18	174 201	174 710	52 694	31 023	73 052	62 093	102 447	
		Dec-17	220 974	–	61 397	40 584	68 660	68 466	95 505	
Cash operating cost (net of by-product credits)*	($'000)	Dec-18	142 350	112 031	34 462	34 267	56 714	54 291	84 243	
		Dec-17	147 102	–	33 774	34 691	51 302	50 386	78 376	
Inventory movement	($'000)	Dec-18	799	(449)	244	497	(133)	338	3 052	
		Dec-17	(26)	–	(77)	1 142	(2 522)	656	(1 623)	
Operating costs	($'000)	Dec-18	143 149	111 582	34 706	34 764	56 581	54 629	87 295	
		Dec-17	147 076	–	33 697	35 833	48 780	51 042	76 753	
Production profit	($'000)	Dec-18	31 052	63 128	17 988	(3 741)	16 471	7 464	15 152	
		Dec-17	73 898	–	27 700	4 751	19 880	17 424	18 752	
Capital expenditure	($'000)	Dec-18	41 187	20 187	2 262	6 848	10 193	10 748	11 149	
		Dec-17	35 603	–	2 488	9 569	9 474	12 434	11 199	
Cash operating costs	– $/oz	Dec-18	1 049	789	839	1 436	999	1 126	1 085	
		Dec-17	898	–	745	1 188	969	1 002	1 086	
Cash operating costs	– $/t	Dec-18	154	191	265	138	132	157	214	
		Dec-17	149	–	252	125	134	123	219	
Cash operating cost and Capital[2]	– $/oz	Dec-18	1 352	931	894	1 724	1 178	1 349	1 229	
		Dec-17	1 116	–	800	1 516	1 148	1 249	1 241	
All-in sustaining cost	– $/oz	Dec-18	1 320	932	932	1 664	1 180	1 329	1 258	
		Dec-17	1 124	–	834	1 371	1 185	1 253	1 278	
Operating free cash flow margin[3]	%	Dec-18	(5)	24	30	(33)	8	(5)	7	
		Dec-17	17	–	41	(9)	11	8	6	

[1]No production for Hidden Valley was capitalised during the six months ending December 2018. Ore milled for the six months ended December 2017 includes 536 000 tonnes that was capitalised as part of the pre-stripping of stages 5 and 6. Gold produced for the six months ended December 2017 includes 12 778 ounces and gold sold 7 973 ounces that was capitalised.

[2]Excludes investment capital for Hidden Valley included in the December 2017 quarter of US$82 million.

[3]Excludes run of mine costs for Kalgold (Dec-18: US$-0.09 million, Dec-17: US$-0.324 million) and Hidden Valley (Dec-18: US$-3.571 million, Dec-17: US$0.748 million) as well as Hidden Valley's investment capital as per note 2.

*Reconciliation of revenue and production cost to the Income Statement is performed in reconciliation of segment information note in the financial statements:

| | Masimong | Unisel | Total Under-ground | Surface production | | | | | Total South Africa | Hidden Valley[1] | Total Harmony |
				Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
	344	144	3 545	3 474	2 135	2 450	912	8 971	12 516	2 246	14 762
	364	248	3 163	3 389	2 095	1 136	849	7 469	10 632	798	11 430
	0.108	0.148	0.165	0.004	0.004	0.010	0.022	0.007	0.052	0.045	0.051
	0.133	0.093	0.153	0.004	0.004	0.012	0.023	0.007	0.051	0.032	0.050
	37 038	21 380	583 729	12 635	9 098	25 270	20 255	67 258	650 987	100 021	751 008
	48 355	22 987	484 995	12 346	7 812	14 018	19 548	53 724	538 719	21 284	560 003
	37 198	21 606	590 319	12 442	9 195	24 820	20 801	67 258	657 577	98 445	756 022
	48 291	22 988	482 325	12 474	7 942	14 050	18 390	52 856	535 181	17 715	552 896
	1 277	1 274	1 262	1 231	1 278	1 262	1 278	1 263	1 263	1 225	1 258
	1 349	1 349	1 351	1 278	1 355	1 345	1 362	1 337	1 350	1 263	1 348
	47 493	27 522	745 235	15 319	11 752	31 313	26 592	84 976	830 211	120 624	950 835
	65 136	31 001	651 723	15 948	10 761	18 901	25 044	70 654	722 377	12 300	734 677
	43 888	20 542	582 788	12 329	8 170	25 052	24 443	69 994	652 782	55 920	708 702
	44 128	32 660	472 419	12 200	6 968	13 001	20 573	52 742	525 161	7 777	532 938
	217	(107)	4 458	(203)	133	(454)	471	(53)	4 405	(1 162)	3 243
	17	(20)	(2 453)	87	226	9	(1 358)	(1 036)	(3 489)	2 814	(675)
	44 105	20 435	587 246	12 126	8 303	24 598	24 914	69 941	657 187	54 758	711 945
	44 145	32 640	469 966	12 287	7 194	13 010	19 215	51 706	521 672	10 591	532 263
	3 388	7 087	157 989	3 193	3 449	6 715	1 678	15 035	173 024	65 866	238 890
	20 991	(1 639)	181 757	3 661	3 567	5 891	5 829	18 948	200 705	1 709	202 414
	3 815	1 580	107 969	118	185	376	1 995	2 674	110 643	47 325	157 968
	4 670	4 254	89 691	75	573	–	4 258	4 906	94 597	82 709	177 306
	1 185	961	998	976	898	991	1 207	1 041	1 003	559	944
	913	1 421	974	988	892	927	1 052	982	975	914	974
	128	143	164	4	4	10	27	8	52	25	48
	121	132	149	4	3	11	24	7	49	30	49
	1 288	1 035	1 183	985	918	1 006	1 305	1 080	1 173	1 032	1 154
	1 009	1 606	1 159	994	965	927	1 270	1 073	1 150	986	1 148
	1 322	1 050	1 182	984	915	1 006	1 332	1 091	1 171	1 084	1 160
	1 046	1 606	1 170	991	942	926	1 314	1 079	1 161	1 209	1 161
	–	20	7	19	29	19	–	14	8	11	8
	25	(19)	14	23	30	31	–	18	14	(89)	12

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Notes	Six months ended 31 December 2018 (Reviewed)	Six months ended 31 December 2017 (Reviewed) Restated*	Year ended 30 June 2018 (Audited) Restated*
Revenue	2	**13 789**	9 875	20 452
Cost of sales	3	**(12 919)**	(8 838)	(23 596)
Production costs		**(10 404)**	(7 163)	(15 084)
Amortisation and depreciation		**(2 119)**	(1 253)	(2 570)
Impairment of assets		**—**	(116)	(5 336)
Other items		**(396)**	(306)	(606)
Gross profit/(loss)		**870**	1 037	(3 144)
Corporate, administration and other expenditure		**(388)**	(303)	(813)
Exploration expenditure		**(72)**	(81)	(135)
Gains on derivatives	4	**20**	337	99
Other operating income/(expenses)	5	**(264)**	208	(667)
Operating profit/(loss)		**166**	1 198	(4 660)
Acquisition related costs		**—**	(44)	(98)
Share of profits from associates		**24**	33	38
Investment income		**141**	226	343
Finance costs		**(208)**	(157)	(330)
Profit/(loss) before taxation		**123**	1 256	(4 707)
Taxation	6	**(48)**	(359)	234
Current taxation		**(31)**	(335)	(204)
Deferred taxation		**(17)**	(24)	438
Net profit/(loss) for the period		**75**	897	(4 473)
Attributable to:				
Owners of the parent		**75**	897	(4 473)
Earnings per ordinary share (cents)	7			
Basic earnings		**15**	203	(1 003)
Diluted earnings		**13**	197	(1 004)

* Refer to note 1 for detail. The restated amounts are unaudited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2018 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Boipelo Lekubo CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 12 February 2019. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 20).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Six months ended		Year ended
	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Net profit/(loss) for the period	75	897	(4 473)
Other comprehensive income for the period, net of income tax	(207)	(475)	(660)
Items that may be reclassified subsequently to profit or loss:	(207)	(475)	(647)
Foreign exchange translation gain/(loss)	81	(400)	83
Remeasurement of rand gold hedging contracts			
Unrealised gain on Rand gold contracts	3	407	273
Released to revenue	(365)	(503)	(1 197)
Deferred taxation thereon	74	21	194
Items that will not be reclassified to profit or loss:	—	—	(13)
Remeasurement of retirement benefit obligation			
Actuarial loss recognised during the period	—	—	(11)
Deferred taxation thereon	—	—	(2)
Total comprehensive income for the period	(132)	422	(5 133)
Attributable to:			
Owners of the parent	(132)	422	(5 133)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (REVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Total
Balance - 30 June 2018	29 340	(9 103)	5 145	25 382
Impact of adopting IFRS 9 (refer to note 1)	—	—	82	82
Restated opening balance - 1 July 2018	29 340	(9 103)	5 227	25 464
Issue of shares	211	—	—	211
Share-based payments	—	—	143	143
Net profit for the period	—	75	—	75
Other comprehensive income for the period	—	—	(207)	(207)
Balance - 31 December 2018	29 551	(9 028)	5 163	25 686
Balance - 30 June 2017	28 336	(4 486)	5 441	29 291
Share-based payments	1	—	190	191
Net profit for the period	—	897	—	897
Other comprehensive income for the period	—	—	(475)	(475)
Dividends paid[1]	—	(154)	—	(154)
Balance - 31 December 2017	28 337	(3 743)	5 156	29 750

[1] Dividend of 35 SA cents declared on 13 August 2017.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Notes	At 31 December 2018 (Reviewed)	At 30 June 2018 (Audited)	At 31 December 2017 (Reviewed)
ASSETS				
Non-current assets				
Property, plant and equipment		31 538	31 001	30 954
Intangible assets		515	515	600
Restricted cash		85	77	70
Restricted investments		3 359	3 271	2 822
Investments in associates		75	84	79
Inventories		46	46	38
Trade and other receivables		259	253	240
Derivative financial assets	9	123	84	258
Other non-current assets		61	11	5
Total non-current assets		36 061	35 342	35 066
Current assets				
Inventories		1 795	1 759	1 370
Restricted cash		41	38	36
Trade and other receivables		1 188	1 139	993
Derivative financial assets	9	206	539	1 595
Cash and cash equivalents		1 388	706	1 055
Total current assets		4 618	4 181	5 049
Total assets		40 679	39 523	40 115
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	12	29 551	29 340	28 337
Other reserves		5 163	5 145	5 156
Accumulated loss		(9 028)	(9 103)	(3 743)
Total equity		25 686	25 382	29 750
Non-current liabilities				
Deferred tax liabilities		1 093	1 147	1 704
Provision for environmental rehabilitation		3 436	3 309	2 661
Provision for silicosis settlement	10	964	925	953
Retirement benefit obligation		191	186	183
Borrowings	11	5 871	4 924	2 566
Other non-current liabilities		41	41	9
Derivative financial liabilities	9	55	10	5
Total non-current liabilities		11 651	10 542	8 081
Current liabilities				
Borrowings	11	92	690	—
Trade and other payables		2 947	2 704	2 258
Derivative financial liabilities	9	303	205	26
Total current liabilities		3 342	3 599	2 284
Total equity and liabilities		40 679	39 523	40 115

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Notes	Six months ended 31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	Year ended 30 June 2018 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES				
Cash generated by operations		**2 810**	2 044	4 289
Interest received		**34**	44	82
Interest paid		**(190)**	(60)	(180)
Income and mining taxes paid		**(4)**	(196)	(307)
Cash generated from operating activities		**2 650**	1 832	3 884
CASH FLOW FROM INVESTING ACTIVITIES				
Increase in restricted cash		**(8)**	(22)	(32)
Decrease in amounts invested in restricted investments		**3**	2	—
Consideration paid for the acquisition of Moab Khotsong operations	8	**—**	—	(3 474)
Redemption of preference shares from associates		**32**	—	—
Capital distributions from investments		**30**	—	—
Proceeds from disposal of property, plant and equipment		**2**	1	2
Additions to property, plant and equipment	14	**(2 400)**	(2 565)	(4 571)
Cash utilised by investing activities		**(2 341)**	(2 584)	(8 075)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings raised	11	**1 122**	2 856	6 937
Borrowings repaid	11	**(982)**	(2 147)	(4 063)
Proceeds from the issue of shares	12	**211**	—	1 003
Dividends paid		**—**	(154)	(154)
Cash generated from financing activities		**351**	555	3 723
Foreign currency translation adjustments		**22**	6	(72)
Net increase/(decrease) in cash and cash equivalents		**682**	(191)	(540)
Cash and cash equivalents - beginning of year		**706**	1 246	1 246
Cash and cash equivalents - end of year		**1 388**	1 055	706

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards, IAS 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements except for the changes discussed below.

The group adopted IFRS 15 *Revenue from Contracts with Customers* and IFRS 9 *Financial Instruments* on 1 July 2018. The group has also changed its accounting policy in respect of by-product income. The impact of the changes are disclosed below.

Impact of the adoption of IFRS 15 – *Revenue from Contracts with Customers*

Scope of IFRS 15
The group's contracts that are in scope of the new revenue standard include gold, silver and uranium contracts. Income derived from all of these products are presented in revenue.

Revenue measurement
Under IAS 18 revenue was measured at the fair value of the consideration received and discounted to the present value of consideration due if payment extended beyond normal credit terms. Historically payments have not extended beyond normal credit terms and the amount of revenue recognised equated to the transaction price.

Under IFRS 15, revenue is measured at the amount of consideration to which an entity expects to be entitled in exchange for transferring goods to a customer. The group's contracts do not contain elements of variable consideration, non-cash consideration or significant financing components and therefore the amount of revenue recognised equates to the transaction price.

Revenue recognition
Under IAS 18, revenue was recognised for the South African operations when the goods were delivered and a certificate of sale for gold and confirmation of transfer for uranium was issued. At Hidden Valley, the point of recognition was when the metal account was credited. This was taken to be the point in time at which the customer accepted the goods and the related risks and rewards of ownership transfered.

IFRS 15 requires revenue to be recognised when a customer obtains control of the goods. The group has assessed that the drivers for revenue recognition are unchanged as this is the point when control of the goods effectively transfers to the customer.

Hedge accounting
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. The adoption of IFRS 15 *Revenue from Contracts with Customers* and IFRS 9 *Financial Instruments* did not have an impact on the amount or timing of the hedging gains or losses recognised in revenue.

Change in accounting policy - accounting for by-products

Previously, income from silver and uranium sales were considered by-product revenue and were recorded as a credit to cost of sales. The increasing significance of by-product income warrants the by-products to be considered an output of the group's ordinary activities and therefore income from these products are considered to be part of the group's revenue.

The change in accounting policy results in an increase in revenue and a consequential increase in costs of sales and therefore does not have an impact on previously reported gross profit or loss.

The group has applied the change retrospectively to each prior reporting period presented in accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*.

Figures in million	Six months ended 31 December 2017	Year ended 30 June 2018
Revenue as previously reported	9 842	20 359
By-product revenue	33	93
Revenue (restated)	**9 875**	**20 452**
Cost of sales as previously reported	8 805	23 503
By-product revenue	33	93
Cost of sales (restated)	**8 838**	**23 596**

1. ACCOUNTING POLICIES continued

Basis of accounting continued

Impact of the adoption of IFRS 9 – Financial Instruments

Classification and measurement
This standard replaces IAS 39, *Financial Instruments: Recognition and Measurement*. In terms of IFRS 9 financial instruments are measured either at amortised cost or at fair value. Movements in fair value are presented in either profit or loss or other comprehensive income (OCI), subject to certain criteria being met.

The new guidance did not have a significant impact on the classification and measurement of the group's financial assets for the following reasons:
– An election was made to classify the equity instruments previously classified as available-for-sale as at fair value through other comprehensive income (FVOCI);
– Equity investments previously measured at fair value through profit or loss (FVTPL) are classified and measured on the same basis under IFRS 9;
– Debt instruments previously classified as held-to-maturity and measured at amortised cost are classified and measured at amortised cost under IFRS 9;
– Derivative financial instruments continue to be classified and measured at FVTPL and
– Loans and other receivables previously classified as at amortised cost continue to be classified as at amortised cost as the group's business model is to hold these instruments in order to collect contractual cash flows, which is solely payments of principal and interest.

There was no impact on the group's accounting for financial liabilities as the new requirements only affected the accounting for financial liabilities that are designated at FVTPL and currently the group's does not have any such liabilities.

Impairment
The change from the "incurred loss" model to the "expected credit loss" model did not have a material impact on the measurement of financial assets.

Hedge accounting
Except for assessing hedge effectiveness, accounting for the group's defined hedge relationships remained unchanged under IFRS 9. The new requirements will be applied prospectively.

Transition
On 1 July 2018 management classified its financial instruments into the appropriate IFRS 9 categories. In line with the transitional provisions of IFRS 9, the group has applied the standard retrospectively without restating any comparative figures. IFRS 9 eliminates the exemption provided under IAS 39 where unquoted equity investments were measured at cost when fair value could not be reliably measured. This change resulted in revaluing one of our unlisted investments from cost of R0 milion to fair value of R82 million. The difference between the carrying amounts of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at 1 July 2018 was recognised directly in the opening balance of equity. Refer to the statements of changes in equity.

Impact of IFRS 16 – Leases (issued but not yet adopted)

The new standard on leases, effective for financial periods beginning on or after 1 January 2019, requires lessees to recognise a lease liability reflecting future lease payments and a 'right-of-use asset' for virtually all lease contracts (with limited exceptions), whereas previously, lessees were required to make a distinction between a finance lease (on-balance sheet) and an operating lease (off-balance sheet).

The guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts) has been updated, affecting both lessees and lessors, although the accounting requirements by lessors remain largely unchanged.

The group is still assessing the impact of the new standard. In general, it is expected that assets and liabilities will increase as right of use assets and lease liabilities will be recognised for most of the group's operating leases where the group is the lessee. This is expected to lead to an increase in depreciation and finance costs and a change in the classification of cash flows. The group will adopt the standard on 1 July 2019.

No other standards, amendments or interpretations became effective during the current reporting period that had a material impact on the group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (RAND)

2. REVENUE

	Six months ended		Year ended
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed) Restated	30 June 2018 (Audited) Restated
Gold	13 107	9 339	19 162
Hedging gain[1]	365	503	1 197
Other metal sales	317	33	93
Silver	227	33	74
Uranium	90	—	19
Total revenue[2]	13 789	9 875	20 452

[1] Relates to the realised effective portion of the Rand gold hedge.
[2] The increase in revenue for the December 2018 period related to the addition of the Moab Khotsong operations (R2.7 billion) and Hidden Valley's return to commercial levels of production (R1.7 billion increase).

Disaggregation of revenue
A geographical analysis of gold revenue is provided in the segment report. A reconciliation of the segment revenue to the condensed consolidated income statement is provided in note 18. Revenue from silver sales is derived largely from Hidden Valley while revenue from the sale of uranium is derived from the Moab Khotsong operations.

Major customer
Total revenue from Hidden Valley represents 12% of the group's total revenue and is derived from one customer. Gold revenue from the South African operations is derived from multiple customers.

3. COST OF SALES

	Six months ended		Year ended
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed) Restated	30 June 2018 (Audited) Restated
Production costs - excluding royalty (a)	10 308	7 072	14 933
Royalty expense	96	91	151
Amortisation and depreciation (b)	2 119	1 253	2 570
Impairment of assets (c)	—	116	5 336
Rehabilitation expenditure	51	47	67
Care and maintenance cost of restructured shafts	62	60	128
Employment termination and restructuring costs (d)	162	92	208
Share-based payments	92	123	244
Other	29	(16)	(41)
Total cost of sales	12 919	8 838	23 596

(a) Production costs for the six months ended 31 December 2018 increased mainly due to the addition of the Moab Khotsong operations (R1.8 billion) and Hidden Valley's return to commercial levels of production (R836 million increase).

(b) Depreciation for the six months ending 31 December 2018 increased mainly due to Hidden Valley's return to commercial levels of production which contributed to a R896 million increase.

(c) At 31 December 2018, management assessed the potential triggers for impairment. All key assumptions disclosed remained the same as at 30 June 2018, with the exception of the gold price on the South African operations which was increased from R535 000/kg to R550 000/kg, and the discount rate on Tshepong Operations which increased from 8.7% to 9.2%. The recoverable amounts of the cash generating units were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3. The impairment test performed did not result in any impairments or reversals at any of the operations.

(d) The increase for the six months ended 31 December 2018 relates to the extension of the voluntary severance programme in an effort to curtail costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (RAND)

4. GAINS ON DERIVATIVES

Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes and the amortisation of day one gains and losses for hedging instruments.

	Six months ended		Year ended
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Derivative gains[1]	35	360	136
Day one loss amortisation	(15)	(23)	(37)
Total gains on derivatives	**20**	**337**	**99**

[1] Refer to note 9 for further information.

5. OTHER OPERATING INCOME/(EXPENSES)

	Six months ended		Year ended
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Social investment expenditure	(56)	(26)	(73)
Foreign exchange translation gain/(loss)[1]	(164)	177	(682)
Silicosis settlement reversal of provision	—	—	68
Reversal of provision for ARM BEE loan	—	40	43
Bad debts provision	(38)	(5)	(7)
Other operating income/(expenses)	(6)	22	(16)
Total other operating income/(expenses)	**(264)**	**208**	**(667)**

[1] Refer to note 11 for the foreign exchange translation gain/(loss) on the US$ borrowings.

6. TAXATION

The taxation expense for the six months ended 31 December 2018 is lower than the comparative period due to higher foreign exchange gains on the USD loans, higher derivative gains and mining profits earned during the six months ended 31 December 2017.

7. EARNINGS PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Weighted average number of shares (million)	515	441	446
Weighted average number of diluted shares (million)	537	454	465
Total earnings/(loss) per share (cents):			
Basic earnings/(loss)	15	203	(1 003)
Diluted earnings/(loss)	13	197	(1 004)
Headline earnings	14	224	171
Diluted headline earnings	13	218	163

7. EARNINGS PER ORDINARY SHARE continued

Reconciliation of headline earnings:

Figures in million	Six months ended 31 December 2018 (Reviewed)	Six months ended 31 December 2017 (Reviewed)	Year ended 30 June 2018 (Audited)
Net profit	**75**	897	(4 473)
Adjusted for:			
Impairment of assets	**—**	116	5 336
Taxation effect on impairment of assets	**—**	(22)	(99)
Profit on sale of property, plant and equipment	**(2)**	(1)	(2)
Loss on scrapping of property, plant and equipment	**—**	—	1
Headline earnings	**73**	990	763

8. ACQUISITION OF MOAB KHOTSONG

Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as goldbearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AngloGold Ashanti Limited on a going concern basis. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3 *Business Combinations*. The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3. If new information is obtained within one year of the acquisition date about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised.

The cash consideration paid to acquire the Moab Khotsong operations amounted to R3 474 million (US$300 million).

9. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	At 31 December 2018 (Reviewed)	At 30 June 2018 (Audited)	At 31 December 2017 (Reviewed)
Financial assets			
Non-current	**123**	84	258
Rand gold forward sale contracts (a)	**47**	70	258
US$ commodity contracts (b)	**—**	11	—
Foreign exchange hedging contracts (c)	**76**	3	—
Current	**206**	539	1 595
Rand gold forward sale contracts (a)	**119**	412	1 032
US$ commodity contracts (b)	**41**	63	5
Foreign exchange hedging contracts (c)	**46**	64	558
Total derivative financial assets	**329**	623	1 853
Financial liabilities			
Non-current	**55**	10	5
Rand gold forward sale contracts (a)	**29**	10	—
US$ commodity contracts (b)	**—**	—	5
Foreign exchange hedging contracts (c)	**26**	—	—
Current	**303**	205	26
Rand gold forward sale contracts (a)	**57**	2	—
US$ commodity contracts (b)	**—**	—	26
Foreign exchange hedging contracts (c)	**246**	203	—
Total derivative financial liabilities	**358**	215	31

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

(a) Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices at its South African operations. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the six months ended 31 December 2018, the contracts that matured realised a gain of R365 million (June 2018: R1 197 million; December 2017: R503 million), which has been included in revenue. There were no ineffective portions in the periods presented. The unamortised portion of the day one gain or loss amounted to R30 million on 31 December 2018 (June 2018: R11 million; December 2017: R24 million). Losses from non-hedge accounted rand gold forward sale contracts amounted to R30 million and are included in gains on derivatives.

(b) Harmony entered into commodity hedging contracts to secure sales prices for its Hidden Valley operations. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to R36 million (June 2018: R35 million gain; December 2017: R43 million loss).

(c) Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to R29 million (June 2018: R113 million; December 2017: R403 million).

The following table shows the volume of open positions at the reporting date:

	FY19		FY20				FY21		TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	
US$ZAR									
Zero cost collars									
US$m	88	89	55	46	39	35	26	—	378
Floor	13.78	13.52	14.5	14.7	14.92	15.15	15.43	—	14.29
Cap	14.41	14.17	15.12	15.34	15.55	15.79	16.09	—	14.93
Forward contracts									
US$m	75	72	57	54	50	48	35	2	393
FEC	13.70	13.81	14.73	15.05	15.36	15.51	16.12	16.55	14.72
R/gold									
'000 oz	66	66	66	66	65	64	64	28	485
R'000/kg	626	610	621	638	642	657	668	667	639
US$/gold									
'000 oz	20	18	6	4	—	—	—	—	48
US$/oz	1 335	1 338	1 370	1 400	—	—	—	—	1 346
Total gold									
'000 oz	86	84	72	70	65	64	64	28	533
US$/silver									
'000 oz	90	90	90	—	—	—	—	—	270
Floor	17.30	17.30	17.40	—	—	—	—	—	17.33
Cap	18.30	18.30	18.40	—	—	—	—	—	18.33

Refer to note 13 for details on the fair value measurements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (RAND)

10. PROVISION FOR SILICOSIS

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016.

A gold mining industry working group which includes Harmony (the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group engaged all stakeholders on these matters and on 3 May 2018, the working group announced that they have reached an agreement with the lawyers representing the claimants in the silicosis class action litigation. The settlement is subject to certain suspensive conditions, including the agreement being approved by the South Gauteng High Court.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. For detailed disclosure refer to Harmony's annual financial statements for the financial year ended 30 June 2018. The time value of money recognised for the period ended 31 December 2018 is R39 million and there was no change in the estimate.

11. BORROWINGS

During the six months ended 31 December 2018:

- The remaining outstanding balance of US$50 million (R670 million) was repaid on the US$200 million bridge loan.

- Harmony entered into a four-year loan with Westpac Bank of US$24 million (R322 million) to finance the acquisition of fleet equipment for the group's PNG operations. The loan is repayable in quarterly instalments and bears interest at a rate of LIBOR + 3.2%. During October 2018 US$2 million (R22 million) was repaid on the loan.

- US$20 million (R273 million) was repaid on the US$350 million syndicated facility.

- Harmony drew down the remaining R500 million on the R1 billion Nedbank revolving credit facility (RCF).

- During November 2018, Harmony concluded a new four-year R2.0 billion facility with Nedbank and ABSA which consists of a R600 million term facility and a R1.4 billion RCF to replace the Nedbank R1 billion RCF. The facility bears interest at a rate of JIBAR + the applicable margin. Harmony drew down R300 million on the new facility during December 2018.

Harmony's lending group relaxed the tangible net worth to total debt covenant ratio (which is tested quarterly) during the period under review as follows:

Period until June 2019:	Ratio to be tested at 4.5 times.
Thereafter:	Ratio to be tested at 5 times.

The group complied with all the debt covenants as at 31 December 2018.

Figures in million	Westpac fleet loan US dollar	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand
Borrowings summary at 31 December 2018					
Original facility	24	175	175	600	1 400
Drawn down	23	175	130	600	700
Undrawn committed borrowing facilities	N/A	—	45	—	700
Maturity	June 2022	July 2020	July 2020	November 2022	November 2022
Interest rate	LIBOR + 3.20%	LIBOR + 3.15%	LIBOR + 3.00%	JIBAR + 2.90%	JIBAR + 2.80%

The foreign exchange translation movements on the US$ loans are as follows:

	Six months ended		Year ended
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Translation gain/(loss) on US$ facilities	(180)	196	(669)
Rand/US$ exchange rate:			
Closing/spot	14.38	12.32	13.81
Average	14.17	13.40	12.85

12. SHARE CAPITAL

Harmony conducted a placement of new ordinary shares to qualifying investors during June 2018. For detailed disclosure refer to Harmony's annual financial statements for the financial year ended 30 June 2018.

African Rainbow Minerals Limited (ARM) subscribed for 11 032 623 shares at R19.12 a share to maintain its shareholding of 14.29% post the placement of shares issued during the 2018 financial year.

Additional share capital movements relate to shares issued as part of the group's employee share schemes.

13. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony maintains a foreign currency hedging programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 9 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 50% from silver over a 24-month period. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

Refer to note 9 and the fair value determination section below for further detail on these contracts.

Fair value determination

The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

Figures in million	Fair value hierarchy level	At 31 December 2018 (Reviewed)	At 30 June 2018 (Audited)	At 31 December 2017 (Reviewed)
Fair value through other comprehensive income financial instruments				
Investment in financial assets[1]	Level 3	**61**	8	5
Fair value through profit or loss financial instruments				
Restricted investments[2]	Level 2	**1 215**	913	893
Derivative financial assets[3]	Level 2	**329**	623	1 853
Derivative financial liabilities[3]	Level 2	**(358)**	(215)	(31)

[1]Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
[2]The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.
[3]The mark-to market remeasurement of the following contracts is derived from:
- Forex hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve). FECs are derived from the forward rand/US$ exchange rate and discounted at market interest rate (zero-coupon interest rate curve).
- Rand gold hedging contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.
- US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
- Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

For all other financial instruments, fair value approximates carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (RAND)

14. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Figures in million	Six months ended		Year ended
	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)	30 June 2018 (Audited)
Capital expenditure - operations	1 738	1 214	2 619
Additions resulting from development at Hidden Valley[1]	—	1 108	1 563
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	162	187	288
Additions resulting from stripping activities	500	53	98
Other	—	3	3
Total additions to property, plant and equipment	2 400	2 565	4 571

[1] Hidden Valley reached commercial levels of production in June 2018 and halted the capitalisation of development costs related to stage 5 and 6.

15. COMMITMENTS AND CONTINGENCIES

Figures in million	At 31 December 2018 (Reviewed)	At 30 June 2018 (Audited)	At 31 December 2017 (Reviewed)
Capital expenditure commitments:			
Contracts for capital expenditure	475	273	459
Authorised by the directors but not contracted for	1 370	1 719	1 880
Total capital commitments	1 845	1 992	2 339

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2018.

16. RELATED PARTIES

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director)	—	—	394 193
Phillip Tobias (Chief Operating Officer: New business)	—	—	126 378
Johannes van Heerden (Chief Executive Officer: South-east Asia)	—	—	85 000

17. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 26.

18. RECONCILIATION OF SEGMENT INFORMATION

	Six months ended	
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)
Reconciliation of production profit to gross profit		
Revenue	**13 789**	9 875
– Per segment report	**13 472**	9 842
– Other metal sales treated as by-product credits in the segment report	**317**	33
Production costs	**(10 404)**	(7 163)
– Per segment report	**(10 087)**	(7 130)
– Other metal sales treated as by-product credits in the segment report	**(317)**	(33)
Production profit per segment report	**3 385**	2 712
Impairment of assets	**—**	(116)
Amortisation and depreciation	**(2 119)**	(1 253)
Other cost of sales items	**(396)**	(306)
Gross profit as per income statements[1]	**870**	1 037

[1]The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At	At
Figures in million	31 December 2018 (Reviewed)	31 December 2017 (Reviewed)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**972**	1 217
Undeveloped property	**3 681**	5 139
Other non-mining assets	**111**	184
Wafi-Golpu assets	**2 325**	1 842
	7 089	8 382

19. SUBSEQUENT EVENTS

On 15 January 2019 the group issued and allocated 6.7 million ordinary shares to its employee share trust as part of a new employee share option plan (ESOP). The shares are expected to be granted to the employees by the end of February 2019 and the determination of their value for accounting purposes will be done subsequently.

20. REVIEW CONCLUSION

These condensed consolidated financial statements for the year ended 31 December 2018 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review conclusion is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (REVIEWED)

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Mining assets 31 December		Capital expenditure[#] 31 December		Kilograms produced* 31 December		Tonnes milled* 31 December	
	R million		R million		R million		R million		R million		kg		t'000	
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
South Africa														
Underground														
Tshepong operations	2 468	2 960	2 028	1 970	440	990	8 325	8 575	584	477	4 222	5 093	838	897
Moab Khotsong	2 475	—	1 581	—	894	—	3 842	—	286	—	4 418	—	532	—
Bambanani	747	822	492	451	255	371	612	706	32	33	1 277	1 410	118	122
Joel	440	544	493	480	(53)	64	1 067	998	97	128	742	908	226	251
Doornkop	1 035	920	802	653	233	267	2 725	3 007	144	127	1 766	1 646	389	347
Target 1	880	917	774	684	106	233	1 317	1 975	152	167	1 500	1 564	312	371
Kusasalethu	1 451	1 279	1 237	1 028	214	251	2 075	2 790	158	150	2 414	2 245	358	325
Masimong	673	873	625	591	48	282	85	393	54	63	1 152	1 504	312	330
Unisel	390	415	290	437	100	(22)	47	411	22	57	665	715	130	225
Surface														
All other surface operations	1 204	947	989	694	215	253	557	524	38	65	2 092	1 671	8 136	6 773
Total South Africa	11 763	9 677	9 311	6 988	2 452	2 689	20 652	19 379	1 567	1 267	20 248	16 756	11 351	9 641
International														
Hidden Valley[(a)]	1 709	165	776	142	933	23	3 796	3 193	671	1 108	3 111	662	2 037	723
Total international	1 709	165	776	142	933	23	3 796	3 193	671	1 108	3 111	662	2 037	723
Total operations	13 472	9 842	10 087	7 130	3 385	2 712	24 448	22 572	2 238	2 375	23 359	17 418	13 388	10 364
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 18)	317	33	317	33			7 089	8 382						
	13 789	9 875	10 404	7 163	3 385	2 712	31 538	30 954	2 238	2 375	23 359	17 418	13 388	10 364

[#] Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R161 million (2017: R187 million).

[(a)] Capital expenditure for the six months ended 31 December 2017 comprises of expenditure of R1 267 million net of capitalised revenue of R159 million.

* Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Six months ended 31 December 2018 (Unaudited)	Six months ended 31 December 2017 (Unaudited) Restated*	Year ended 30 June 2018 (Audited) Restated*
Revenue	973	737	1 591
Cost of sales	(912)	(660)	(1 807)
Production costs	(734)	(534)	(1 174)
Amortisation and depreciation	(150)	(94)	(200)
Impairment of assets	—	(9)	(386)
Other items	(28)	(23)	(47)
Gross profit/(loss)	**61**	**77**	**(216)**
Corporate, administration and other expenditure	(27)	(23)	(63)
Exploration expenditure	(5)	(6)	(11)
Gains on derivatives	1	25	8
Other operating income/(expenses)	(19)	15	(53)
Operating profit/(loss)	**11**	**88**	**(335)**
Acquisition related costs	—	(3)	(8)
Share of profits from associates	2	2	3
Investment income	10	17	27
Finance costs	(15)	(12)	(26)
Profit/(loss) before taxation	**8**	**92**	**(339)**
Taxation	(3)	(27)	18
Current taxation	(2)	(25)	(16)
Deferred taxation	(1)	(2)	34
Net profit/(loss) for the period	**5**	**65**	**(321)**
Attributable to:			
Owners of the parent	5	65	(321)
Earnings per ordinary share (cents)			
Basic earnings	1	15	(72)
Diluted earnings	1	15	(72)

* Refer to note 1 for detail. The restated amounts are unaudited.

The currency conversion average rates for the six months ended 31 December 2018: US$1 = 14.17 (31 December 2017: US$1 = R13.40) (30 June 2018: US$1 = R12.85).

The income statement for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

Note on convenience translations
Except where specific statements have been extracted from the 2018 annual financial statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 27 to 31.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

	Six month ended		Year ended
Figures in million	31 December 2018 (Unaudited)	31 December 2017 (Unaudited)	30 June 2018 (Audited)
Net profit/(loss) for the period	5	65	(321)
Other comprehensive income for the period, net of income tax	(15)	(28)	(175)
Items that may be reclassified subsequently to profit or loss:	(15)	(28)	(174)
Foreign exchange translation gain/(loss)	6	(23)	(117)
Remeasurement of rand gold hedging contracts			
Unrealised gain on Rand gold contracts	—	31	21
Released to revenue	(26)	(38)	(93)
Deferred taxation thereon	5	2	15
Items that will not be reclassified to profit or loss:	—	—	(1)
Remeasurement of retirement benefit obligation			
Actuarial loss recognised during the period	—	—	(1)
Deferred taxation thereon	—	—	—
Total comprehensive income for the period	**(10)**	**37**	**(496)**
Attributable to:			
Owners of the parent	(10)	37	(496)

The currency conversion average rates for the six month ended 31 December 2018: US$1 = 14.17 (31 December 2017: US$1 = R13.40) (30 June 2018: US$1 = R12.85).

The statement of comprehensive income for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (CONVENIENCE TRANSLATION) (UNAUDITED)

Figures in million	Share capital	Accumulated loss	Other reserves	Total
Balance - 30 June 2018	2 040	(633)	359	1 766
Impact of adopting IFRS 9 (refer to note 1)	—	—	6	6
Restated opening balance - 1 July 2018	**2 040**	**(633)**	**365**	**1 772**
Issue of shares	15	—	—	15
Share-based payments	—	—	10	10
Net profit for the period	—	5	—	5
Other comprehensive income for the period	—	—	(15)	(15)
Balance - 31 December 2018	**2 055**	**(628)**	**360**	**1 787**
Balance - 30 June 2017	2 300	(364)	442	2 378
Share-based payments	—	—	14	14
Net profit for the period	—	65	—	65
Other comprehensive income for the period	—	—	(28)	(28)
Dividends paid	—	(13)	—	(13)
Balance - 31 December 2017	2 300	(312)	428	2 416

The currency conversion closing rates for the year ended 31 December 2018: US$1 = R14.38 (31 December 2017: US$1 = R12.32).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 31 December 2018 (Unaudited)	At 30 June 2018 (Audited)	At 31 December 2017 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	2 193	2 245	2 513
Intangible assets	36	37	49
Restricted cash	6	6	6
Restricted investments	234	237	229
Investments in associates	5	6	6
Inventories	3	3	3
Trade and other receivables	18	18	19
Derivative financial assets	9	6	21
Other non-current assets	4	1	—
Total non-current assets	**2 508**	**2 559**	**2 846**
Current assets			
Inventories	125	127	111
Restricted cash	3	3	3
Trade and other receivables	83	83	81
Derivative financial assets	14	39	129
Cash and cash equivalents	97	51	86
Total current assets	**322**	**303**	**410**
Total assets	**2 830**	**2 862**	**3 256**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2 055	4 115	2 300
Other reserves	360	(1 402)	428
Accumulated loss	(628)	(878)	(312)
Total equity	**1 787**	**1 835**	**2 416**
Non-current liabilities			
Deferred tax liabilities	77	83	138
Provision for environmental rehabilitation	239	240	216
Provision for silicosis settlement	67	67	77
Retirement benefit obligation	13	13	15
Borrowings	408	357	208
Other non-current liabilities	3	3	1
Derivative financial liabilities	4	1	—
Total non-current liabilities	**811**	**764**	**655**
Current liabilities			
Borrowings	6	50	—
Trade and other payables	205	198	183
Derivative financial liabilities	21	15	2
Total current liabilities	**232**	**263**	**185**
Total equity and liabilities	**2 830**	**2 862**	**3 256**

The balance sheet for 31 December 2018 converted at a conversion rate of US$1 = R14.38 (30 June 2018: US$1 = R13.81) (31 December 2017: US$1 = R12.32).

The balance sheet at 30 June 2018 has been extracted from the 2018 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

| | Six months ended | | Year ended |
| | 31 December 2018 (Unaudited) | 31 December 2017 (Unaudited) | 30 June 2018 (Audited) |
Figures in million			
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	**198**	153	334
Interest and dividends received	**2**	3	6
Interest paid	**(13)**	(4)	(14)
Income and mining taxes paid	**—**	(15)	(23)
Cash generated from operating activities	**187**	137	303
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash	**(1)**	(2)	(2)
Consideration paid for the acquisition of Moab Khotsong operations	**—**	—	(300)
Redemption of preference shares from associates	**2**	—	—
Capital distributions from investments	**2**	—	—
Additions to property, plant and equipment	**(169)**	(191)	(355)
Cash utilised by investing activities	**(166)**	(193)	(658)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	**79**	213	565
Borrowings repaid	**(69)**	(160)	(312)
Proceeds from the issue of shares	**15**	—	79
Dividends paid	**—**	(11)	(12)
Cash generated from financing activities	**25**	42	320
Foreign currency translation adjustments	**—**	5	(9)
Net increase/(decrease) in cash and cash equivalents	**46**	(9)	(44)
Cash and cash equivalents - beginning of year	**51**	95	95
Cash and cash equivalents - end of year	**97**	86	51

The currency conversion average rates for the six months ended 31 December 2018: US$1 = 14.17 (31 December 2017: US$1 = R13.40) (30 June 2018: US$1 = R12.85).

The closing balance translated at closing rates of 31 December 2018: US$1 = R14.38 (30 June 2018: US$1 = R13.81) (31 December 2017: US$1 = R12.32).

The cash flow statement for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue (US$ million)		Production cost (US$ million)		Production profit/(loss) (US$ million)		Mining assets (US$ million)		Capital expenditure# (US$ million)		Ounces produced* (oz)		Tonnes milled* (t'000)	
	31 December 2018	2017	31 December 2018	2017	31 December 2018	2017	31 December 2018	2017	31 December 2018	2017	31 December 2018	2017	31 December 2018	2017
South Africa														
Underground														
Tshepong operations	174	221	143	147	31	74	579	696	41	36	135 741	163 745	924	990
Moab Khotsong	175	—	112	—	63	—	267	—	20	—	142 042	—	586	—
Bambanani	53	61	35	34	18	27	43	57	2	2	41 057	45 333	130	134
Joel	31	41	35	36	(4)	5	74	81	7	10	23 855	29 193	249	277
Doornkop	73	69	57	49	16	20	189	244	10	9	56 778	52 920	429	383
Target 1	62	68	55	51	7	17	92	160	11	12	48 226	50 284	345	409
Kusasalethu	102	96	87	77	15	19	144	226	11	11	77 612	72 178	394	358
Masimong	47	65	44	44	3	21	6	32	4	5	37 038	48 355	344	364
Unisel	28	31	20	33	8	(2)	3	33	2	4	21 380	22 987	144	248
Surface														
All other surface operations	85	71	69	50	16	21	39	43	3	5	67 258	53 724	8 971	7 469
Total South Africa	830	723	657	521	173	202	1 436	1 572	111	94	650 987	538 719	12 516	10 632
International														
Hidden Valley(a)	121	12	55	11	66	1	264	259	47	83	100 021	21 284	2 246	798
Total international	121	12	55	11	66	1	264	259	47	83	100 021	21 284	2 246	798
Total operations	951	735	712	532	239	203	1 700	1 831	158	177	751 008	560 003	14 762	11 430

#Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$11 million (2017: US$14 million).
(a)Captial expenditure for the six months ended 31 December 2017 comprises of expenditure of US$95 million net of capitalised revenue of US$12 million.
*Production statistics are unaudited and not reviewed.

DEVELOPMENT RESULTS

6 Month average
July 2018 – December 2018

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	547	620	9,03	191,66	1 730
B Reef	457	340	131,61	28,48	3 749
All Reefs	**1 003**	**960**	**52,44**	**46,62**	**2 445**
Phakisa					
Basal	634	624	45,38	26,95	1 223
All Reefs	**634**	**624**	**45,38**	**26,95**	**1 223**
Doornkop					
South Reef	779	825	73,37	10,79	791
All Reefs	**779**	**825**	**73,37**	**10,79**	**791**
Kusasalethu					
VCR Reef	444	432	74,84	20,06	1 501
All Reefs	**444**	**432**	**74,84**	**20,06**	**1 501**
Target 1					
Elsburg	55	40	296,00	0,54	159
All Reefs	**55**	**40**	**296,00**	**0,54**	**159**
Masimong 5					
Basal	476	432	75,35	16,25	1 224
B Reef	232	282	90,49	21,07	1 906
All Reefs	**708**	**714**	**81,33**	**18,37**	**1 494**
Unisel					
Basal	880	692	175,66	9,63	1 692
All Reefs	**880**	**692**	**175,66**	**9,63**	**1 692**
Joel					
Beatrix	758	768	94,65	9,42	891
All Reefs	**758**	**768**	**94,65**	**9,42**	**891**
Moab Khotsong					
VRF	562	524	95,20	33,80	3 218
C REEF	100	130	11,34	40,47	459
All Reefs	**662**	**654**	**78,53**	**33,99**	**2 669**
Total Harmony					
Basal	2 536	2 368	79,40	18,80	1 493
Beatrix	758	768	94,65	9,42	891
B Reef	689	622	112,97	25,79	2 913
Elsburg	55	40	296,00	0,54	159
VRF	562	524	95,20	33,80	3 218
South Reef	779	825	73,37	10,79	791
VCR	444	432	74,84	20,06	1 501
C Reef	100	130	11,34	40,47	459
All Reefs	**5 923**	**5 709**	**85,31**	**18,65**	**1 591**

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 793	2 034	4,00	4,97	20
B Reef	1 498	1 115	52,00	0,83	43
All Reefs	**3 291**	**3 150**	**21,00**	**1,34**	**28**
Phakisa					
Basal	2 078	2 047	18,00	0,78	14
All Reefs	**2 078**	**2 047**	**18,00**	**0,78**	**14**
Doornkop					
South Reef	2 555	2 707	29,00	0,31	9
All Reefs	**2 555**	**2 707**	**29,00**	**0,31**	**9**
Kusasalethu					
VCR Reef	1 455	1 417	29,00	0,59	17
All Reefs	**1 455**	**1 417**	**29,00**	**0,59**	**17**
Target 1					
Elsburg	181	131	117,00	0,02	2
All Reefs	**181**	**131**	**117,00**	**0,02**	**2**
Masimong 5					
Basal	1 562	1 417	30,00	0,47	14
B Reef	762	925	36,00	0,61	22
All Reefs	**2 324**	**2 343**	**32,00**	**0,54**	**17**
Unisel					
Basal	2 886	2 270	69,00	0,28	19
All Reefs	**2 886**	**2 270**	**69,00**	**0,28**	**19**
Joel					
Beatrix	2 488	2 520	37,00	0,28	10
All Reefs	**2 488**	**2 520**	**37,00**	**0,28**	**10**
Moab Khotsong					
VRF	1 845	1 719	37,00	1,00	37
C REEF	328	427	4,00	1,32	5
All Reefs	**2 173**	**2 146**	**31,00**	**0,99**	**31**
Total Harmony					
Basal	8 319	7 769	31,00	0,55	17
Beatrix	2 488	2 520	37,00	0,28	10
B Reef	2 261	2 041	44,00	0,76	33
Elsburg	181	131	117,00	0,02	2
VRF	1 845	1 719	37,00	1,00	37
South Reef	2 555	2 707	29,00	0,31	9
VCR	1 455	1 417	29,00	0,59	17
C Reef	328	427	4,00	1,32	5
All Reefs	**19 432**	**18 730**	**34,00**	**0,54**	**18**

NOTES

NOTES

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NOTES





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